May 14, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Marketo, Inc.

Registration Statement on Form S-1 (File No. 333-187689)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Marketo, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-187689) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective at 4:01 p.m., Eastern Time, on May 16, 2013, or as soon thereafter as practicable.  The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that the Preliminary Prospectus dated May 6, 2013, as amended on May 13, 2013, was distributed by the Representatives approximately as follows:

Copies to anticipated underwriters	807
Copies to dealers	15
Copies to institutional investors	6,058
Copies to others	1,027
Total	7,907

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The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
As representatives of the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Steve West
Name: Steve West
Title: Managing Director